Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

National Retail Properties, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of National Retail Properties, Inc. and subsidiaries of our report dated February 17, 2006 except as to notes 2, 3, 20, 26 and 27 which are as of February 16, 2007, with respect to the consolidated balance sheet of National Retail Properties, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005, and financial statement schedules III and IV information for the years ended December 31, 2005 and 2004, which report appears in the December 31, 2006 annual report on Form 10-K of National Retail Properties, Inc. and subsidiaries.

/s/ KPMG LLP

Orlando, Florida

June 22, 2007

Certified Public Accountants